UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Contents

On October 7, 2025, Ryde Group Ltd (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with several investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private offering 33,340,000 Class A ordinary shares, par value US$0.0002 per share (the “Class A Ordinary Shares”), of the Company, at an offering price of US$0.30 (the “Offering”). The Offering is expected to close on or about October 10, 2025, subject to the satisfaction of customary closing conditions.

The aggregate gross proceeds to the Company from the Offering, before deducting estimated expenses payable by the Company, will be approximately US$10 million.

The Purchase Agreements contained customary representations and warranties of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The foregoing summary of the Purchase Agreements do not purport to be complete and are subject to, and qualified in their entirety by, such document attached as Exhibit 99.1, to this Report on Form 6-K, which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: October 9, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer